December 23, 2009

Larry Spirgel Assistant Director Securities and Exchange Commission Division of Corporation Finance Mail Stop 3720 Washington, DC 20549

Re:	Cyalume Technologies Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 30, 2009 File No. 000-52247

Dear Mr. Spirgel:

On behalf of our client, Cyalume Technologies Holdings, Inc. (the “Company”), we are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the United States Securities and Exchange Commission (the "Commission") on December 17, 2009 (the "Staff’s Letter").  The discussion below reflects our response to the Staff’s Letter on a point by point basis.

Form 10-K for the fiscal year ended December 31, 2008

Financial Statements

Reports of Independent Registered Public Accounting Firm, pages F2 to F4

1.
Please revise the Reports of Independent Registered Public Accounting Firms on pages F2, F-3 and F-4 to include the City and State where the report was issued, pursuant to Rule 2-02(a) of Regulation S-X.

On April 17, 2009, the Company filed Amendment No. 1 on Form 10-K/A to the Annual Report on From 10-K for the year ended December 31, 2008 (the “Amended 10-K”).  The signature blocks of CCR LLP, the Company’s independent registered accounting firm, that are found on pages F-2, F-3, S-1 and S-2 of the Amended 10-K include the city and state as required pursuant to Rule 2-02(a) of Regulation S-X.

Revising the signature blocks of the above-referenced audit reports will require the auditors to update their respective reports through a current date, subjecting the Company to significant expenses.  Additionally, the Company’s fiscal year ends on December 31, 2009, and the Company and its auditors have already begun to focus on preparing the Company’s audited financial statements for the year ended December 31, 2009, which it will file with the Commission within the next three months. The Company will ensure that in its future filings, the signature block of the Company’s independent registered accounting firm will also include the city and state where the reports of the Company’s auditors were issued.

December 23, 2009

Therefore, the Company requests that the Staff permit it not to refile to include the city and state of its prior auditor since it corrected the pages relating to the current auditor.

Item 15. Exhibits and Financial Statement Schedules, page 27

2.
Tell us why your three contracts with the United States Department of Defense and N.A.T.O. Maintenance and Supply Agency are not filed as material contracts. We note that more than 68% of your total revenues in 2008 were attributable to those agreements. In the alternative, please amend your Form 10-K to file these agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) of Regulation S-K requires a registrant to file as exhibits to such registrant’s Annual Report on Form 10-K “[e]very contract not made in the ordinary course of business which is material to the registrant…”  Additionally, Item 601(b)(10)(ii) of Regulation S-K requires a registrant to file any material contract that “ordinarily accompanies the kind of business conducted by the registrant” only where such contract, among other things, is one “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products…”

Among the variety of products that the Company sells to United States Department of Defense and N.A.T.O. Maintenance and Supply Agency pursuant to the above-referenced contracts are their 6” and 4” light sticks, products that the Company has sold to militaries for the past 25 years, and which have been among the Company’s most popular products during that time.  Because of the Company’s long history in selling its light producing products to the U.S. and other militaries, the Company believes that the three above-referenced contracts were each made in the Company’s “ordinary course of business,” and that, since each agreement is for the purchase and sale of an assortment of its core products, each is of the kind that ordinarily accompanies its business.

The Staff notes that in the aggregate, the above-referenced  agreements accounted for approximately 68% of its total revenues in 2008.  However, individually, these discrete agreements accounted for 36%, 18% and 14% of the Company’s revenues, respectively, in 2008.  Moreover, neither purchaser has an obligation to purchase any predetermined quantity of product from the Company.  Rather, the purpose of these agreements is to fix the price at which the Company’s products are sold to the respective purchaser in the event such purchaser chooses to make any purchases.  Based on the foregoing, the Company is of the opinion that its business is not “substantially dependent” on any one of these three contracts and thus, pursuant to Item 601(b)(10) of Regulation S-K, none of these contracts need to be filed as exhibits to the Company’s Annual Report on Form 10-K.

December 23, 2009

Form 10-Q for the period ended September 30, 2009

Note 6 — Notes Payable, page 11

3.
Please expand the disclosure to clarify whether the waivers for compliance as of June 30, 2009 and September 30, 2009 were both included in the Loan Amendment signed September 11, 2009. Also, tell us and expand the disclosure in future filings to include the period covered by the waiver and the terms of the waiver, including whether the lender retained the right to call the debt based on the June 30, 2009 default or the September 30, 2009 default at any time in the future and if so, as of what date.

The Company will expand its disclosure in future filings to clarify that the September 11, 2009 amendment did not include a waiver for compliance as of September 30, 2009.

The waivers that the Company obtained on September 11, 2009 and November 23, 2009, for breaches as of June 30, 2009 and September 30, 2009, respectively, to covenants in the credit facility, each have no term.  In each case, the lender permanently relinquished its right to call the debt based on June 30, 2009 or September 30, 2009 covenant violations, respectively.

The Company will expand its disclosure in future filings to clarify the period and terms of each waiver.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K.

Executive Compensation, page 8

4.
Your Summary Compensation Table on page 8 shows that you awarded your named executive officers certain bonuses. Further, page 9 shows that certain of your NEOs are eligible to be awarded bonuses, pursuant to their employment agreements, based upon your company performance and reaching certain revenue and EBITDA performance targets. Also, pursuant to your two Current Reports on Form 8-K filed on June 4, 2009 and July 22, 2009, we note that you have amended your employment agreements with certain of your executive officers to provide for cash bonuses and equity awards based upon your company performance and reaching certain revenue and EBITDA performance targets.

In future filings, please quantify all objective performance targets and describe all nonobjective performance targets that you use to determine how much compensation to award your NEOs and your level of achievement of these performance targets. Where you use non-objective performance targets, please describe how your NEOs performed with respect to any criteria or factors upon which their performance is evaluated.

The Company will revise its future filings in accordance with the Staff’s comments.

December 23, 2009

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

Please call me at (212) 407-4866 if you have any questions.  Thank you.

Very truly yours,

/s/	Giovanni Caruso
Giovanni Caruso